UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.4 is the ATM Equity Offering Sales Agreement dated January 28, 2009 between DryShips Inc. (the “Company”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated relating to the offering of common shares by the Company.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference in the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007, as amended by Post-Effective Amendment No. 1 filed on October 20, 2008.

EXHIBIT 1.4

DRYSHIPS INC.

Common Stock
($.01 par value)

ATM EQUITY OFFERINGSM SALES AGREEMENT

January 28, 2009
MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
4 World Financial Center
New York, New York 10080

Ladies and Gentlemen:

DryShips Inc., a Marshall Islands corporation (the “Company”), proposes, subject to the terms and conditions stated herein, to issue and sell from time to time through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sales agent (the “Agent”), shares (the “Shares”) of the Company’s common stock, $.01 par value (the “Common Stock”), having an aggregate offering price of up to $500,000,000 on the terms set forth in Section 2 of this ATM Equity OfferingSM Sales Agreement (the “Agreement”).

Section 1.   Representations and Warranties.  The Company represents and warrants to the Agent that as of the date of this Agreement, any applicable Registration Statement Amendment Date (as defined in Section 3 below), each Company Periodic Report Date (as defined in Section 3 below), each Applicable Time (as defined in Section 1(a) below) and each Settlement Date (as defined in Section 2 below):

(a)     Compliance with Registration Requirements.  The Company is a “foreign private issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”), and has filed with the Securities and Exchange Commission (the “Commission”) an “automatic shelf registration statement” as defined in Rule 405 under the 1933 Act on Form F-3 (File No. 333-146540), in respect of the Company’s Common Stock (including the Shares) (collectively, the “Securities”) not earlier than three years prior to the date hereof; such registration statement, and the post-effective amendment thereto which was filed with the Commission on October 20, 2008, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission, and no notice of objection of the Commission to the use of such form of registration statement or the post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this Agreement, is hereinafter called the “Basic Prospectus”; the various parts of such registration statement, excluding any Form T-1 but including all exhibits thereto and any prospectus supplement relating to the Shares that is filed with the Commission and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the prospectus supplement specifically relating to the Shares prepared and filed with the Commission pursuant to Rule 424(b) under the 1933 Act is hereinafter called the “Prospectus Supplement”; the Basic Prospectus, as amended and supplemented by the Prospectus Supplement, is hereinafter called the “Prospectus”; any reference herein to the Basic Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act; any reference to any amendment or supplement to the Basic Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Shares filed with the Commission pursuant to Rule 424(b) under the 1933 Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “1934 Act”), and incorporated therein, in each case after the date of the Basic Prospectus, the Prospectus Supplement or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the 1934 Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the 1933 Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”).

No order preventing or suspending the use of the Basic Prospectus, the Prospectus Supplement, the Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission, and the Basic Prospectus and the Prospectus Supplement, at the time of filing thereof, conformed in all material respects to the requirements of the 1933 Act and the rules and regulations of the Commission thereunder (the “1933 Act Regulations”) and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

For the purposes of this Agreement, the “Applicable Time” means, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement; the Prospectus and any applicable Issuer Free Writing Prospectus(es) issued at or prior to such Applicable Time, taken together (collectively, and, with respect to any Shares, together with the public offering price of such Shares, the “General Disclosure Package”) as of each Applicable Time and each Settlement Date, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and any applicable Issuer Free Writing Prospectus will not conflict with the information contained in the Registration Statement, the Prospectus Supplement or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the General Disclosure Package as of such Applicable Time, will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)     Incorporation of Documents by Reference.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, when they became effective or were filed with the Commission, as the case may be, complied in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations, and, when read together with the other information in the Prospectus, (a) at the time the Registration Statement became effective, (b) at the time the Prospectus was issued and (c) on the date of this Agreement, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(c)     Independent Accountants.  Each of Ernst & Young (Hellas), which has audited the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the consolidated statements of income, stockholders’ equity, and cash flows for the year ended October 31, 2004, for the two-month period ended  December 31, 2004, and for each of the two years in the period ended December 31, 2006 which are included in or incorporated by reference in the Registration Statement, and Deloitte, Hadjipavlou Sofianos & Cambanis S.A., which has audited the consolidated balance sheets of the Company as of  December 31, 2007 and the consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2007, which are included in or incorporated by reference in the Registration Statement, is a registered independent public accounting firm as required by the 1933 Act and the 1933 Act Regulations.

(d)     Financial Statements.  The financial statements included or incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly the financial position of the Company and its consolidated Subsidiaries (as defined in Section 1(g) below) at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the periods specified; said financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved.  The supporting schedules, if any, present fairly in accordance with GAAP the information required to be stated therein.  The selected financial data and the summary financial information included in the Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included or incorporated by reference in the Registration Statement.

(e)     No Material Adverse Change in Business.  Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (C)  except for regular quarterly dividends with respect to Common Stock in amounts per share that are consistent with past practice, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(f)     Good Standing of the Company.  The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its organization and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(g)     Good Standing of Subsidiaries.  Each subsidiary of the Company (each a “Subsidiary” and, collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or through another Subsidiary free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights, if any, of any securityholder of such Subsidiary.  The only active Subsidiaries of the Company are listed on Schedule I hereto.

(h)     Capitalization.  The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement, pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus).  The shares of issued and outstanding Common Stock have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock was issued in violation of the preemptive or other similar rights, if any, of any securityholder of the Company.  The Company’s Common Stock has been registered pursuant to Section 12(b) of the 1934 Act and is listed on the Nasdaq Global Select Market (“Nasdaq”), and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock from Nasdaq, nor has the Company received any notification that the Commission or Nasdaq is contemplating terminating such registration or listing.

(i)     Authorization of Agreement.  This Agreement has been duly authorized, executed and delivered by the Company.

(j)     Authorization and Description of Securities.  The Shares have been duly authorized and reserved for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; the Common Stock conforms to all statements relating thereto contained in the Prospectus and such description conforms to the rights set forth in the instruments defining the same; no holder of the Shares will be subject to personal liability by reason of being such a holder; and the issuance of the Shares is not subject to any preemptive or other similar rights of any securityholder of the Company.

(k)     Absence of Defaults and Conflicts.  Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or, except as disclosed in the Prospectus,  in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any Subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their assets, properties or operations.  As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right under the terms of  such note, debenture or other evidence of indebtedness to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any subsidiary.

(l)     Absence of Labor Dispute.  No labor dispute with the employees of the Company or any Subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(m)     Absence of Proceedings.  There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, U.S. domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any Subsidiary, which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which might result in a Material Adverse Effect, or which might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, could not result in a Material Adverse Effect.

(n)     Accuracy of Exhibits.  There are no contracts or documents which are required to be described in the Registration Statement, the Prospectus or the documents incorporated by reference therein or to be filed as exhibits thereto which have not been so described and filed as required.

(o)     Possession of Intellectual Property.  The Company and its Subsidiaries own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.

(p)     Absence of Further Requirements.  No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. domestic or foreign court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws.

(q)     Absence of Manipulation.  Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(r)     Possession of Licenses and Permits.  The Company and its Subsidiaries possess all such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, state, local or foreign regulatory agencies or bodies as are necessary to conduct the business now operated by them, except where the failure to so possess would not, singly or in the aggregate, result in a Material Adverse Effect; the Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(s)     Title to Property.  Neither the Company nor any of its Subsidiaries owns any interest in real property.  The Company and its Subsidiaries have good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the Prospectus or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries; and all of the leases, subleases and charterparties material to the business of the Company and its Subsidiaries, and under which the Company or any of its Subsidiaries holds properties described in the Prospectus, are in full force and effect, and neither the Company nor any Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased, subleased or chartered property under any such lease, sublease or charterparty.

(t)     Investment Company Act.  The Company is not required, and upon the issuance of the Shares as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”).

(u)     Environmental Laws.  Except as described in the Registration Statement and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including, without limitation, (i) the applicable regulations and standards adopted by the International Maritime Organization, and (ii) any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, licenses, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(v)     Registration Rights.  There are no persons with registrations rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the 1933 Act.

(w)     Accounting Controls and Disclosure Controls.  (A) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (ii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Except as described in the Prospectus, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(B)           The Company and its consolidated Subsidiaries employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(x)     Well-Known Seasoned Issuer.  (A)(i)  At the time of filing the Registration Statement, (ii) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), and (iii) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) made any offer relating to the Shares in reliance on the exemption of Rule 163 under the 1933 Act, the Company was a “well-known seasoned issuer” as defined in Rule 405 under the 1933 Act; and (B) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the 1933 Act) of the Shares, the Company was not an “ineligible issuer” as defined in Rule 405 under the 1933 Act.

(y)     No Commissions.  Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than as contemplated by this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Agent for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

(z)     Actively-Traded Security.  The Common Stock is an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the 1934 Act by subsection (c)(1) of such rule.

(aa)     Deemed Representation.  Any certificate signed by any officer of the Company delivered to the Agent or to counsel for the Agent pursuant to or in connection with this Agreement shall be deemed a representation and warranty by the Company to the Agent as to the matters covered thereby as of the date or dates indicated in such certificate.

(bb)     Compliance with the Sarbanes-Oxley Act.  There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company (the “Sarbanes-Oxley Act”), including Section 402 related to loans and Sections 302 and 906 related to certifications.

(cc)         Payment of Taxes.  All United States federal income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided.  The United States federal income tax returns of the Company through the fiscal year ended December 31, 2007 have been filed and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided.  The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(dd)    PFIC Status.  The Company believes that it did not qualify as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1296 of the United States Internal Revenue Code of 1986, as amended, for its most recently completed taxable year, if any, and believes that it is not likely to qualify as a PFIC in its current or a subsequent taxable year.

(ee)    Insurance.  The Company and its Subsidiaries carry or are entitled to the benefits of insurance in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect.  The Company has no reason to believe that any insurer providing coverage to the Company or a Subsidiary is not financially sound or that it or any subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire, or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change.  Neither of the Company nor any subsidiary has been denied any insurance coverage which it has sought or for which it has applied.

(ff)         Statistical and Market-Related Data.  Any statistical and market-related data included in the Registration Statement and the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate.

(gg)    Foreign Corrupt Practices Act.  Neither the Company nor any of its  Subsidiaries, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its Subsidiaries, and, to the knowledge of the Company, its and their affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(hh)        Money Laundering Laws.  The operations of the Company and its Subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(ii)     OFAC.  Neither the Company nor any its Subsidiaries nor to the knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(jj)     Vessels.  (A)  All of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus, except for the vessels which the Company or a Subsidiary has contracted to acquire or to have constructed, are owned directly by Subsidiaries; each of the vessels listed on Schedule 2 hereto and specified as being owned (the “Owned Vessels”) by a Subsidiary has been duly registered as a vessel under the laws and regulations and flag of the jurisdiction set forth opposite its name on Schedule 2 in the sole ownership of the Subsidiary set forth opposite its name on Schedule 2 and no other action is necessary to establish and perfect such entity’s title to and interest in such vessel as against any charterer or third party; each such Subsidiary has good title to the applicable Owned Vessel, free and clear of all mortgages, pledges, liens, security interests and claims and all defects of the title of record except for those liens arising under Credit Facilities as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus and such other encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Owned Vessel is in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction except for failures to be in good standing which would not, in the aggregate, result in a Material Adverse Effect.  Upon delivery to and acceptance by the relevant Subsidiary under the memoranda of agreement or the newbuilding contracts described in the Registration Statement, General Disclosure Package and Prospectus, each of the vessels listed on Schedule 2 hereto and specified as being under contract (the “Contracted Vessels”) for delivery to and acceptance by a Subsidiary will be duly registered as a vessel under the laws of the jurisdiction set forth opposite its name on Schedule 2 in the sole ownership of the Subsidiary set forth opposite its name on Schedule 2, on such date, each such Subsidiary will have good title to the applicable Contracted Vessel, free and clear of all mortgages, pledges, liens, security interests, claims and all defects of the title of record, except for any mortgages, pledges, liens, security interests or claims arising from any financing arrangement which the Company or a Subsidiary may enter to finance the acquisition of the Contracted Vessel and except such encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each such Contracted Vessel will be in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.

   (B)  Each Owned Vessel is, and the Company will use reasonable commercial efforts to ensure that each Contracted Vessel will be, operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any Governmental Authority, classification society or insurer applicable to the respective vessel (collectively, “Maritime Guidelines”) and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect.  The Company and each applicable subsidiary are, and with respect to the Contracted Vessels will be, qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such vessel’s flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

     (C)  Each Owned Vessel is, and each Contracted Vessel will be, classed by any of Lloyd’s Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is, and the Company will use reasonable commercial efforts to ensure each Contracted Vessel will be, in class with valid class and trading certificates, without any overdue recommendations.

(kk)    Issuer Taxes.  There are no documentary, stamp or other issuance or transfer taxes or duties or similar fees or charges under U.S. federal law or the laws of any U.S. state, the Republic of Greece or the Republic of the Marshall Islands (assuming that the Agent is not a citizen or resident of the Republic of Greece or the Republic of the Marshall Islands or is carrying on business or conducting transactions in the Republic of

Greece or the Republic of the Marshall Islands), or any political subdivision of any thereof, required to be paid in connection with the execution and delivery of this Agreement or the sale and delivery of Shares pursuant hereto.

Section 2.   Sale and Delivery of Shares.

(a)     Subject to the terms and conditions set forth herein, the Company agrees to issue and sell through the Agent acting as sales agent from time to time, and the Agent agrees to use its commercially reasonable efforts to sell as sales agent for the Company, the Shares.  Sales of the Shares, if any, through the Agent acting as sales agent will be made by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

(b)     The Shares are to be sold on a daily basis or otherwise as shall be agreed to by the Company and the Agent on any trading day (other than a day on which Nasdaq is scheduled to close prior to its regular weekday closing time, each, a “Trading Day”) that the Company has satisfied its obligations under Section 6 of this Agreement and that the Company has instructed the Agent to make such sales.  On any Trading Day, the Company may instruct the Agent by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged by the Agent) as to the maximum number of Shares to be sold by the Agent on such day (in any event not in excess of the number available for issuance under the Prospectus and the currently effective Registration Statement) and the minimum price per Share at which such Shares may be sold.  Subject to the terms and conditions hereof, the Agent shall use its commercially reasonable efforts to sell as sales agent all of the Shares so designated by the Company.  The Company and the Agent each acknowledge and agree that (A) there can be no assurance that the Agent will be successful in selling the Shares, and (B) the Agent will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by the Agent to use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required by this Agreement.

(c)     Notwithstanding the foregoing, the Company shall not authorize the issuance and sale of, and the Agent as sales agent shall not be obligated to use its commercially reasonable efforts to sell, any Shares (i) at a price lower than the minimum price therefor authorized from time to time, or (ii) in a number in excess of the number of Shares authorized from time to time to be issued and sold under this Agreement, in each case, by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.  In addition, the Company or the Agent may, upon notice to the other party hereto by telephone (confirmed promptly by telecopy or email, which confirmation will be promptly acknowledged), suspend the offering of the Shares for any reason and at any time; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)     The gross sales price of any Shares sold pursuant to this Agreement by the Agent acting as sales agent of the Company shall be the market price prevailing at the time of sale for shares of the Company’s Common Stock sold by the Agent on Nasdaq or otherwise, at prices relating to prevailing market prices or at negotiated prices.  The compensation payable to the Agent for sales of Shares shall be equal to 2.5% of the gross sales price of the Shares for amounts of Shares sold pursuant to this Agreement.  The remaining proceeds, after further deduction for any transaction fees imposed by any governmental, regulatory or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”).  The Agent shall notify the Company as promptly as practicable if any deduction referenced in the preceding sentence will be required.

(e)     The Agent shall provide written confirmation to the Company following the close of trading on Nasdaq each day in which Shares are sold under this Agreement setting forth the number of Shares sold on such day, the aggregate gross sales proceeds of the Shares, the Net Proceeds to the Company and the compensation payable by the Company to the Agent with respect to such sales.

(f)     Under no circumstances shall the aggregate offering price or number, as the case may be, of Shares sold pursuant to this Agreement exceed the aggregate offering price or number, as the case may be, of Shares of Common Stock (i) set forth in the preamble paragraph of this Agreement, (ii) available for issuance under the Prospectus and the then currently effective Registration Statement or (iii) authorized from time to time to be issued and sold under this Agreement under the Company’s then effective Articles of Incorporation and the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing. In addition, under no circumstances shall any Shares be sold at a price lower than the minimum price therefor authorized from time to time by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agent in writing.

(g)     If either party believes that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the 1934 Act (applicable to securities with an average daily trading volume of $1,000,000 that are issued by an issuer whose common equity securities have a public float value of at least $150,000,000) are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(h)     Settlement for sales of the Shares pursuant to this Section 2 will occur on the third business day that is also a Trading Day following the trade date on which such sales are made, unless another date shall be agreed to by the Company and the Agent (each such day, a “Settlement Date”).  On each Settlement Date, the Shares sold through the Agent for settlement on such date shall be delivered by the Company to the Agent against payment of the Net Proceeds from the sale of such Shares.  Settlement for all Shares shall be effected by book-entry delivery of Shares to the Agent’s account at The Depository Trust Company against payments by the Agent of the Net Proceeds from the sale of such Shares in same day funds delivered to an account designated by the Company.  If the Company shall default on its obligation to deliver Shares on any Settlement Date, the Company shall (i) indemnify and hold the Agent harmless against any loss, claim or damage arising from or as a result of such default by the Company and (ii) pay the Agent any commission to which it would otherwise be entitled absent such default.  If the Agent breaches this Agreement by failing to deliver the applicable Net Proceeds on any Settlement Date for Shares delivered by the Company, the Agent will pay the Company interest based on the effective overnight federal funds rate until such proceeds, together with such interest, have been fully paid.

(i)     Notwithstanding any other provision of this Agreement, the Company and the Agent agree that no sales of Shares shall take place, and the Company shall not request the sale of any Shares that would be sold, and the Agent shall not be obligated to sell, during any period in which the Company’s insider trading policy, as it exists on the date of the Agreement, would prohibit the purchases or sales of the Company’s Common Stock by its officers or directors, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information; provided that, unless otherwise agreed between the Company and the Agent, for purposes of this paragraph (i) such period shall be deemed to end on the second trading day following the date on which the Company’s next subsequent Annual Report on Form 20-F or Report on Form 6-K containing interim financial statements (which are represented by reference into the registration statement), as the case may be, is filed with the Commission.

(j)     At each Applicable Time, Settlement Date, Registration Amendment Date and each Company Periodic Report Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.  Any obligation of the Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 6 of this Agreement.

Section 3.   Covenants.   The Company agrees with the Agent:

(a)     During any period when the delivery of a prospectus is required in connection with the offering or sale of Shares (whether physically or through compliance with Rule 153  or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act), (i) to make no further amendment or any supplement to the Registration Statement or the Prospectus prior to any Settlement Date which shall be disapproved by the Agent promptly after reasonable notice thereof and to advise the Agent, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish the Agent with copies thereof, (ii)  to file promptly all other material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the 1933 Act, (iii) to file promptly all reports required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act, (iv) to advise the Agent, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of the Prospectus or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the form of the Registration Statement or the Prospectus or for additional information, and (v) in the event of the issuance of any such stop order or of any such order preventing or suspending the use of the Prospectus in respect of the Shares or suspending any such qualification, to promptly use its commercially reasonable efforts to obtain the withdrawal of such order; and in the event of any such issuance of a notice of objection, promptly to take such reasonable steps as may be necessary to permit offers and sales of the Shares by the Agent, which may include, without limitation, amending the Registration Statement or filing a new registration statement, at the Company’s expense (references in this Agreement to the Registration Statement shall include any such amendment or new registration statement).

(b)     Promptly from time to time to take such action as the Agent may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Agent may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the sale of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction; and to promptly advise the Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for offer or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

(c)     During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, the Company will make available to the Agent, as soon as practicable after the execution of this Agreement, and thereafter from time to time furnish to the Agent, copies of the most recent Prospectus in such quantities and at such locations as the Agent may reasonably request for the purposes contemplated by the 1933 Act.  During any period when the delivery of a prospectus is required (whether physically or through compliance with Rules 153 or 172, or in lieu thereof, a notice referred to in Rule 173(a) under the 1933 Act) in connection with the offering or sale of Shares, and if at such time any event shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or to file under the 1934 Act any document incorporated by reference in the Prospectus in order to comply with the 1933 Act or the 1934 Act, to notify the Agent and to file such document and to prepare and furnish without charge to the Agent as many written and electronic copies as the Agent may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance.

(d)     To make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158).

(e)     To pay the required Commission filing fees relating to the Shares within the time required by Rule 456(b)(1) under the 1933 Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the 1933 Act.

(f)     To use the Net Proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Disclosure Package.

(g)     In connection with the offering and sale of the Shares, the Company will file with Nasdaq all documents and notices, and make all certifications, required by Nasdaq of companies that have securities that are listed on Nasdaq, and will use it commercially reasonable efforts to maintain such listing.

(h)     To not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Shares.

(i)     At each Applicable Time, each Settlement Date, each Registration Statement Amendment Date (as defined below), each Company Earnings Report Date (as defined below) and each Company Periodic Report Date (as defined below), the Company shall be deemed to have affirmed each representation, warranty, covenant and other agreement contained in this Agreement.  In each Annual Report on Form 20-F or Report on Form 6-K (containing financial statements, supporting schedules or other financial data and incorporated by reference into the registration statement) filed by the Company in respect of any quarter in which sales of Shares were made by or through the Agent under this Agreement (each date on which any such document is filed, and any date on which an amendment to any such document is filed, a “Company Periodic Report Date”), the Company shall set forth with regard to such quarter the number of Shares sold through the Agent under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agent with respect to sales of Shares pursuant to this Agreement.

(j)     Upon commencement of the offering of Shares under this Agreement, on February 11, 2009, promptly after each (i) date the Registration Statement or the Prospectus shall be amended or supplemented (other than (1) by an amendment or supplement providing solely for the determination of the terms of the Shares, (2) in connection with the filing of a prospectus supplement that contains solely the information set forth in Section 3(i), (3) in connection with the filing of any reports on Form 6-K (other than any reports on Form 6-K which contain financial statements, supporting schedules or other financial data, and are incorporated by reference into the registration statement, or (4) by a prospectus supplement relating to the offering of other securities (including, without limitation, other shares of Common Stock)) (each such date, a “Registration Statement Amendment Date”), (ii) date on which a report on Form 6-K shall be furnished by the Company in respect of a public disclosure of material non-public information regarding the Company’s results of operations or financial condition for a completed quarterly or annual fiscal period (a “Company Earnings Report Date”) and (iii) each Company Periodic Report Date, and on such other dates as the Agent shall request subsequent to February 27, 2009, the Company will furnish or cause to be furnished forthwith to the Agent a certificate dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form reasonably satisfactory to the Agent to the effect that the statements contained in the certificate referred to in Section 6(g) of this Agreement which were last furnished to the Agent are true and correct at the time of such amendment, supplement or filing, as the case may be, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 6(g), but modified as necessary to relate to the Registration Statement and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such certificate. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(k)     Upon commencement of the offering of Shares under this Agreement, on February 11, 2009,   promptly after each (i) Registration Statement Amendment Date, (ii) Company Earnings Report Date, and (iii) Company Periodic Report Date, and on such other dates as the Agent shall request subsequent to February 27, 2009, the Company will furnish or cause to be furnished to the Agent and to counsel to the Agent the written opinion and letter of each Company Counsel or other counsel reasonably satisfactory to the Agent, dated the date of effectiveness of such amendment or the date of filing with the Commission of such supplement or other document, as the case may be, in a form and substance reasonably satisfactory to the Agent and its counsel, of the same tenor as the opinions and letters referred to in Section 6(c) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the time of delivery of such opinion and letter or, in lieu of such opinion and letter, counsel last furnishing such letter to the Agent shall furnish such Agent with a letter substantially to the effect that the Agent may rely on such last opinion and letter to the same extent as though each were dated the date of such letter authorizing reliance (except that statements in such last letter shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to the time of delivery of such letter authorizing reliance). As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(l)     Upon commencement of the offering of Shares under this Agreement, on February 11, 2009, promptly after each (i) Registration Statement Amendment Date, and (ii) Company Periodic Report Date, and on such other dates as the Agent shall request subsequent to February 27, 2009, the Company will cause each of Deloitte, Hadjipavlou Sofianos & Cambanis SA and Ernst & Young (Hellas), or other independent accountants reasonably satisfactory to the Agent, to furnish to the Agent a letter, dated the date of effectiveness of such amendment or the date of filing of such supplement or other document with the Commission, as the case may be, in form reasonably satisfactory to the Agent and its counsel, of the same tenor as the letter referred to in Section 6(e) hereof, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented, or to the document incorporated by reference into the Prospectus, to the date of such letter. As used in this paragraph, to the extent there shall be an Applicable Time on or following the date referred to in clause (i) or (ii) above, promptly shall be deemed to be on or prior to the next succeeding Applicable Time.

(m)     The Company consents to the Agent’s trading in the Company’s Common Stock for the Agent’s own account and for the account of its clients at the same time as sales of Shares occur pursuant to this Agreement.

(n)     If, to the knowledge of the Company, all filings required by Rule 424 in connection with this offering shall not have been made or the representations in Section 1(a) shall not be true and correct on the applicable Settlement Date, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agent the right to refuse to purchase and pay for such Shares.

(o)     The Company will cooperate timely with any reasonable due diligence review conducted by the Agent or its counsel from time to time in connection with the transactions contemplated hereby, including, without limitation, and upon reasonable notice providing information and making available documents and appropriate corporate officers, during regular business hours and at the Company’s principal offices, as the Agent may reasonably request.

(p)     During a period of 60 days from the date of this Agreement, the Company will not, without the prior written consent of the Agent, (x) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the 1933 Act with respect to any of the foregoing or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (x) or (y) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise.  Notwithstanding the foregoing, if (1) during the last 17 days of the 60 day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the 60 day restricted period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60 day restricted period, the restrictions imposed in this clause (j)(i) shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

(q)     Subject to Section 3(p) of this Agreement, the Company will not, without (i) giving the Agent at least five business days’ prior written notice specifying the nature of the propose sale and the date of such proposed sale and (ii) the Agent’s suspending activity under this program for such period of time as requested by the Company or as deemed appropriate by the Agent in light of the proposed sale, (A) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for or repayable with Common Stock, or file any registration statement under the 1933 Act with respect to any of the foregoing (other than a shelf registration statement under Rule 415 under the 1933 Act, a registration statement on Form S-8 or post-effective amendment to the Registration Statement) or (B) enter into any swap or other agreement or any transaction that transfers in whole or in part, directly or indirectly, any of the economic consequence of ownership of the Common Stock, or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether any such swap or transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (y) the Shares to be offered and sold through the Agent pursuant to this Agreement, and (z) equity incentive awards approved by the board of directors of the Company or the compensation committee thereof or the issuance of Common Stock upon exercise thereof.

(r)     If immediately prior to the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the Shares remain unsold and this Agreement has not been terminated for any reason, the Company will, prior to the Renewal Deadline file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Shares, in a form satisfactory to the Agent.  If the Company is no longer eligible to file an automatic shelf registration statement, the Company will, prior to the Renewal Deadline, if it has not already done so, file a new shelf registration statement relating to the Shares, in a form satisfactory to the Agent, and will use its best efforts to cause such registration statement to be declared effective within 60 days after the Renewal Deadline.  The Company will take all other action necessary or appropriate to permit the issuance and sale of the Shares to continue as contemplated in the expired registration statement relating to the Shares.  References in this Agreement to the Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be.

Section 4.   Free Writing Prospectus.

(a)            (i)     The Company represents and agrees that without the prior consent of the Agent, it has not made and will not make any offer relating to the Shares (which are to be sold pursuant hereto) that would constitute a “free writing prospectus” as defined in Rule 405 under the 1933 Act; and

   (ii)     the Agent represents and agrees that, without the prior consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus required to be filed with the Commission.

(b)     The Company has complied and will comply with the requirements of Rule 433 under the 1933 Act applicable to any Issuer Free Writing Prospectus (including any free writing prospectus identified in Section 4(a) hereof), including timely filing with the Commission or retention where required and legending.

Section 5.   Payment of Expenses.

(a)     The Company covenants and agrees with the Agent that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Shares under the 1933 Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, the Basic Prospectus, Prospectus Supplement, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Agents; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 3(b) hereof, including the reasonable fees and disbursements of counsel for the Agent in connection with such qualification and in connection with the Blue Sky and Legal Investment Surveys up to $25,000; (iv) any filing fees incident to, and the reasonable fees and disbursements of counsel for the Agent in connection with, any required review by Financial Industry Regulatory Authority, Inc. of the terms of the sale of the Shares; (v) all fees and expenses in connection with listing the Shares on the Exchange; (vi) the cost of preparing the Shares; (vii) the costs and charges of any transfer agent or registrar or any dividend distribution agent; and (viii) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section. It is understood, however, that, except as provided in this Section, and Section 7 hereof, the Agent will pay all of its own costs and expenses, including the fees of its counsel, transfer taxes on resale of any of the Shares by it, and any advertising expenses connected with any offers it may make.

(b)     If either (i) an aggregate of 1,000,000 shares (ii) or a lesser number of Shares having an aggregate offering price of $10 million have not been offered and sold under this Agreement by the date that this Agreement is terminated pursuant to Section 10(a) hereof (or such earlier date on which the Company terminates this Agreement) the Company shall reimburse the Agent for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of a single counsel for the Agent incurred by it in connection with the offering contemplated by this Agreement.

Section 6.   Conditions of Agent’s Obligation.  The obligations of the Agent hereunder shall be subject, in its discretion, to the condition that all representations and warranties and other statements of the Company herein or in certificates of any officer of the Company delivered pursuant to the provisions hereof are true and correct as of the time of the execution of this Agreement, and as of each Registration Statement Amendment Date, Company Earnings Report Date, Company Periodic Report Date, Applicable Time and Settlement Date, to the condition that the Company shall have performed all of its obligations hereunder theretofore to be performed, and the following additional conditions:

(a)     The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the 1933 Act on or prior to the date hereof and in accordance with Section 3(a) hereof, any other material required to be filed by the Company pursuant to Rule 433(d) under the 1933 Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the 1933 Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of the Representatives.

(b)     On every date specified in Section 3(j) hereof, Morgan, Lewis & Bockius LLP, counsel for the Agent, shall have furnished to the Agent such written opinion or opinions, dated as of such date, with respect to such matters as the Agent may reasonably request, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters.

(c)     On or prior to the date of the first instruction to sell Shares made by the Company to the Agent pursuant to 2(b) and on each other date specified in Section 3(k) hereto, the Agent shall have received favorable opinions (or, in lieu thereof and as provided for in Section 3(k), a reliance letter from counsel), each dated as of such date, in form and substance satisfactory to counsel for the Agent, of Seward & Kissel LLP, Marshall Islands counsel and U.S. counsel for the Company, or other counsel satisfactory to the Agent, to the effect set forth in Exhibit A-1 and Exhibit A-2 hereto, and to such further effect as counsel for the Agent may reasonably request.

(d)     On the first Settlement Date, the Agent shall have received favorable opinions, each dated as of such date, in form and substance satisfactory to counsel for the Agent, of each of list outside counsels for Greece, Malta, Norway, UK, Ghana, Canada and Cyprus, and for any other jurisdiction in which a Subsidiary is incorporated or where a vessel or rig owned by a Subsidiary is registered, or other counsel satisfactory to the Agent, each to the effect set forth in Exhibit A-3 and Exhibit A-4 hereto, and to such further effect as counsel for the Agent may reasonably request;

(e)     On every date specified in Section 3(l) hereof, the independent accountants of the Company who have certified the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement shall have furnished to the Agent (i) a letter dated as of the date of delivery thereof and addressed to the Agent in form and substance reasonably satisfactory to the Agent and its counsel, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements of the Company and its Subsidiaries included or incorporated by reference in the Registration Statement, or (ii) for the purposes of the letters to be delivered on February 11, 2009 or on such other dates as the Agent shall request subsequent to February 27, 2009, in lieu of the letter referred to in clause (i) of this Section 6(e), a letter as of February 11, 2009 or such later date confirming, as of such date, the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to this Section 6(e).

(f)     On the first Settlement Date, the Agent shall have received from each of Deloitte, Hadjipavlou Sofianos & Cambanis SA and Ernst & Young (Hellas) a letter, dated as of such Settlement Date, to the effect that they reaffirm the statements made in the letter furnished upon commencement of the offering of Shares under this Agreement pursuant to Section 6(e) hereof.

(g)     (i) Upon commencement of the offering of Shares under this Agreement, the Company will furnish or cause to be furnished promptly to the Agent a certificate of an officer in a form satisfactory to the Agent stating the minimum price for the sale of such Shares pursuant to this Agreement and the maximum number of Shares that may be issued and sold pursuant to this Agreement or, alternatively, maximum gross proceeds from such sales, as authorized from time to time by the Company’s board of directors or a duly authorized committee thereof or, which certificate may be amended by the Company upon the delivery of the instructions contemplated by Section 2(b) of this Agreement and (ii) on each date specified in Section 3(j), the Agent shall have received a certificate of the chief executive officer of the Company to the effect that (A) there has been no Material Adverse Effect since the date as of which information is given in the Prospectus as then amended or supplemented, (B) the representations and warranties in Section 1 hereof are true and correct as of such date as though made at and as of such date, and (C) the Company has complied with all of the agreements entered into in connection with the transaction contemplated herein and satisfied all conditions on its part to be performed or satisfied.

(h)     Prior to the filing of the Prospectus Supplement, the Agent shall have received an agreement dated as of the date of this Agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule 3 hereto.

(i)     Since the date of the latest audited financial statements then included or incorporated by reference in the Prospectus and the Disclosure Package, no Material Adverse Effect shall have occurred.

(j)     The Company shall have complied with the provisions of Section 3(c) hereof with respect to the timely furnishing of prospectuses.

(k)     On such dates as reasonably requested by the Agent, the Company shall have conducted due diligence sessions, in form and substance satisfactory to the Agent.

(l)     All filings with the Commission required by Rule 424 under the 1933 Act to have been filed by each Applicable Time or related Settlement Date shall have been made within the applicable time period prescribed for such filing by Rule 424 (without reliance on Rule 424(b)(8)).

(m)     The Shares shall have received approval for listing on Nasdaq prior to the first Settlement Date.

Section 7.   Indemnification.

(a)     The Company will indemnify and hold harmless the Agent, the directors, officers, partners, employees and agents of the Agent and each person, if any, who (i) controls the Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, or (ii) is controlled by or is under common control with the Agent (an “Agent Affiliate”) against any losses, claims, damages or liabilities, joint or several, to which the Agent may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the 1933 Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Agent the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, for any legal or other expenses reasonably incurred by the any such individual or entity in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein.

(b)     The Agent will indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act or (ii) is controlled by or is under common control with the Company (a “Company Affiliate”), against any losses, claims, damages or liabilities to which the Company may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus, or any such amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by the Agent expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.

(c)     Promptly after receipt by an indemnified party under subsection (a) or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection except and then only to the extent such indemnifying party is materially prejudiced thereby. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 7 for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(d)     If the indemnification provided for in this Section 7 is unavailable to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other from the offering of the Shares to which such loss, claim, damage or liability (or action in respect thereof) relates. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Agent on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Agent on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Agent.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Agent on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company and the Agent agree that it would not be just and equitable if contribution pursuant to this subsection (d) were determined by pro rata allocation (even if the Agent was treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (d), the Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares sold by it to the public were offered to the public exceeds the amount of any damages which the Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)     The obligations of the Company under this Section 7 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate; and the obligations of the Agent under this Section 7 shall be in addition to any liability which the Agent may otherwise have and shall extend, upon the same terms and conditions, each of the Company’s directors, each of its officers who signed the Registration Statement and each Company Affiliate.

Section 8.   Representations, Warranties and Agreements to Survive Delivery.  The respective indemnities, agreements, representations, warranties and other statements of the Company and the Agent, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Agent or any controlling person of the Agent, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Shares.

Section 9.   No Advisory or Fiduciary Relationship.  The Company acknowledges and agrees that (i) the Agent is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of such offering) and (ii) the Agent has not assumed an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Agent has advised or is currently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement and (iii) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Agent has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.

Section 10.   Termination.

(a)     This Agreement shall terminate on the date that is 30 days after the date of this Agreement (unless extended by mutual written consent of the parties) and the Agent and the Company shall have no obligation to make sales of Shares subsequent to such date.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)     The Company shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale through the Agent for the Company, the obligations of the Company, including in respect of compensation of the Agent, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(c)     The Agent shall have the right, by giving written notice as hereinafter specified, to terminate this Agreement in its sole discretion at any time.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)     This Agreement shall remain in full force and effect until and unless terminated pursuant to Section 10(a), (b) or (c) above or otherwise by mutual agreement of the parties hereto; provided that any such termination by mutual agreement or pursuant to this clause (c) shall in all cases be deemed to provide that Section 1, Section 5(b), Section 7 and Section 8 of this Agreement shall remain in full force and effect.

(e)     Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 2(h) hereof.

Section 11.   Notices.  All statements, requests, notices and agreements hereunder shall be in writing, and if to the Agent shall be delivered or sent by mail, telex or facsimile transmission to:

Merrill, Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
Fax No.  (212) 449-0355
Attention:  Charles Hill,

with a copy to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York  10178
Fax No.  (212) 309-6001
Attention:  Stephen P. Farrell, Esq.

and if to the Company to:

DryShips Inc.
80 Kifissias Avenue
Amaroussa 15125
Athens, Greece
Fax No.  011-30210-809-0205
Attention:  Chief Executive Officer

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Fax No.  (212) 480-8421
Attention:  Gary J. Wolfe, Esq.

Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

Section 12.   Parties.  This Agreement shall be binding upon, and inure solely to the benefit of, the Agent and the Company and, to the extent provided in Sections 7 and 8 hereof, the officers and directors of the Company and the Agent and each person who controls the Company or the Agent, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of Shares through the Agent shall be deemed a successor or assign by reason merely of such purchase.

Section 13.   Time of the Essence.  Time shall be of the essence of this Agreement.  As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

Section 14.   Waiver of Jury Trial.  The Company and the Agent hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to jury trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 15.   Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REFERENCE TO ITS PRINCIPLES OF CONFLICTS OF LAW.

Section 16.   Jurisdiction.  The Company agrees that any suit, action or proceeding against the Company brought by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any court located in the City and County of New York (a “New York Court”), and waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding.  The Company has appointed CT Corporation as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated herein which may be instituted in any New York Court, by the Agent the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding.  The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and each of the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company.  Notwithstanding the foregoing, any action arising out of or based upon this Agreement may be instituted by the Agent, the directors, officers, partners, employees and agents of the Agent and each Agent Affiliate, in any court of competent jurisdiction in the Republic of the Marshall Islands.

The provisions of this Section 16 shall survive any termination of this Agreement, in whole or in part.

Section 17.   Counterparts.  This Agreement may be executed by any one or more of the parties hereto and thereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument.  This Agreement may be delivered by any party by facsimile or other electronic transmission.

Section 18.   Severability.  The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof.  If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Agent and the Company in accordance with its terms.

Very truly yours,

DryShips Inc.

By: __________________________
                                                            Name:
       Title:

Accepted as of the date hereof:

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By: _________________________________
      Name:
      Title:

Schedule 1
Subsidiaries

Subsidiaries

	Ship-Owning Subsidiaries with Vessels in Operations	Country of Incorporation
1.	Malvina Shipping Company Limited	Malta
2.	Arleta Navigation Company Limited	Malta
3.	Selma Shipping Company Limited	Malta
4.	Samsara Shipping Company Limited	Malta
5.	Lansat Shipping Company Limited	Malta
6.	Farat Shipping Company Limited	Malta
7.	Iguana Shipping Company Limited	Malta
8.	Borsari Shipping Company Limited	Malta
9.	Onil Shipping Company Limited	Malta
10.	Fabiana Navigation Company Limited	Malta
11.	Karmen Shipping Company Limited	Malta
12.	Thelma Shipping Company Limited	Malta
13.	Celine Shipping Company Limited	Malta
14.	Lotis Traders Inc.	Malta
15.	Tempo Marine Co.	Marshall Islands
16.	Star Record Owning Company Limited	Marshall Islands
17.	Argo Owning Company Limited	Marshall Islands
18.	Rea Owning Company Limited	Marshall Islands
19.	Gaia Owning Company Limited	Marshall Islands
20.	Kronos Owning Company Limited	Marshall Islands
21.	Trojan Maritime Co.	Marshall Islands
22.	Dione Owning Company Limited	Marshall Islands
23.	Phoebe Owning Company Limited	Marshall Islands
24.	Uranus Owning Company Limited	Marshall Islands
25.	Selene Owning Company Limited	Marshall Islands
26.	Tethys Owning Company Limited	Marshall Islands
27.	Ioli Owning Company Limited	Marshall Islands
28.	Iason Owning Company Limited	Marshall Islands
29.	Orpheus Owning Company Limited	Marshall Islands
30.	Team up Owning Company Limited	Marshall Islands
31.	Iokasti Owning Company Limited	Marshall Islands
32.	Boone Star Owners Inc.	Marshall Islands
33.	Norwalk Star Owners Inc.	Marshall Islands
34.	Ionian Traders Inc.	Marshall Islands
35.	NT LLC Investors Ltd.	Marshall Islands
36.	Dalian Star Owners Inc.	Marshall Islands
37.	Aegean Traders Inc.	Marshall Islands
38.	Cretan Traders Inc.	Marshall Islands
39.	Kerkyra Traders Inc.	Marshall Islands

Ship-Owning Subsidiaries with Vessels under Construction
40.	Roscoe Marine Ltd.	Marshall Islands
41.	Monteagle Shipping S.A.	Marshall Islands
42.	Iktinos Owning Company Limited	Marshall Islands
43.	Kallikrates Owning Company Limited	Marshall Islands
44.	Faedon Owning Company Limited	Marshall Islands
45.	Mensa Enterprises Inc.	Marshall Islands
46.	Mandarin Shipholding Company	Marshall Islands

47.	Drillship Kithira Owners Inc.	Marshall Islands
48.	Drillship Skopelos Owners Inc.	Marshall Islands

Ship-Owning Subsidiaries with Vessels Sold
49.	Felicia Navigation Company Limited	Malta
50.	Zatac Shipping Company Limited	Malta
51.	Atlas Owning Company Limited	Marshall Islands
52.	Maternal Owning Company Limited	Marshall Islands
53.	Royerton Shipping Company Limited	Malta
54.	Lancat Shipping Company Limited	Malta
55.	Paternal Owning Company Limited	Marshall Islands
56.	Fago Shipping Company Limited	Malta
57.	Hydrogen Shipping Company Limited	Malta
58.	Madras Shipping Company Limited	Malta
59.	Seaventure Shipping Limited	Marshall Islands
60.	Classical Owning Company Limited	Marshall Islands
61.	Oxygen Shipping Company Limited	Malta
62.	Human Owning Company Limited	Marshall Islands
63.	Helium Shipping Company Limited	Malta
64.	Blueberry Shipping Company Limited	Malta
65.	Platan Shipping Company Limited	Malta
66.	Silicon Shipping Company Limited	Malta
67.	Tolan Shipping Company Limited	Malta

Ocean Rig’s Subsidiaries
68.	Ocean Rig ASA	Norway
69.	Ocean Rig Norway AS	Norway
70.	Ocean Rig AS	Norway
71.	Ocean Rig AS UK Ltd	United Kingdom
72.	Ocean Rig Ltd	United Kingdom
73.	Ocean Rig Ghana Ltd	Ghana
74.	Ocean Rig USA AS	Norway
75.	Ocean Rig USA LLC	United States
76.	Ocean Rig 1 AS	Norway
77.	Ocean Rig 2 AS	Norway
78.	Ocean Rig Canada Inc.	Canada
79.	Ocean Rig North Sea AS	Norway

Other Subsidiaries
80.	Wealth Management Inc.	Marshall Islands
81.	Primelead Limited	Cyprus
82.	Primelead Shareholders Inc.	Marshall Islands
83.	Drillships Investments Inc.	Marshall Islands

A-3-1

Schedule 2
Vessels

Vessels

	Ship-Owning Subsidiaries with Vessels in Operations	Country of Incorporation	Vessel	Flag State
1.	Malvina Shipping Company Limited	Malta	Coronado	Malta
2.	Arleta Navigation Company Limited	Malta	Xanadu	Malta
3.	Selma Shipping Company Limited	Malta	La Jolla	Malta
4.	Samsara Shipping Company Limited	Malta	Ocean Crystal	Malta
5.	Lansat Shipping Company Limited	Malta	Paragon	Malta
6.	Farat Shipping Company Limited	Malta	Toro	Malta
7.	Iguana Shipping Company Limited	Malta	Iguana	Malta
8.	Borsari Shipping Company Limited	Malta	Catalina	Malta
9.	Onil Shipping Company Limited	Malta	Padre	Malta
10.	Fabiana Navigation Company Limited	Malta	Alameda	Malta
11.	Karmen Shipping Company Limited	Malta	Sonoma	Malta
12.	Thelma Shipping Company Limited	Malta	Manasota	Malta
13.	Celine Shipping Company Limited	Malta	Mendocino	Malta
14.	Lotis Traders Inc.	Malta	Delray	Malta
15.	Tempo Marine Co.	Marshall Islands	Maganari	Malta
16.	Star Record Owning Company Limited	Marshall Islands	Ligari	Malta
17.	Argo Owning Company Limited	Marshall Islands	Redondo	Malta
18.	Rea Owning Company Limited	Marshall Islands	Ecola	Malta
19.	Gaia Owning Company Limited	Marshall Islands	Samsara	Malta
20.	Kronos Owning Company Limited	Marshall Islands	Primera	Malta
21.	Trojan Maritime Co.	Marshall Islands	Brisbane	Malta
22.	Dione Owning Company Limited	Marshall Islands	Marbella	Malta
23.	Phoebe Owning Company Limited	Marshall Islands	Majorca	Malta
24.	Uranus Owning Company Limited	Marshall Islands	Heinrich Oldendorff	Malta
25.	Selene Owning Company Limited	Marshall Islands	Bargara	Malta
26.	Tethys Owning Company Limited	Marshall Islands	Capitola	Malta
27.	Ioli Owning Company Limited	Marshall Islands	Clipper Gemini	Malta
28.	Iason Owning Company Limited	Marshall Islands	Oregon	Malta
29.	Orpheus Owning Company Limited	Marshall Islands	Avoca	Malta
30.	Team up Owning Company Limited	Marshall Islands	Saldanha	Malta
31.	Iokasti Owning Company Limited	Marshall Islands	Pachino (ex. VOC Galaxy)	Malta
32.	Boone Star Owners Inc.	Marshall Islands	Samatan	Malta
33.	Norwalk Star Owners Inc.	Marshall Islands	Capri	Malta
34.	Ionian Traders Inc.	Marshall Islands	Positano	Malta
35.	NT LLC Investors Ltd.	Marshall Islands	Conquistador	Malta
36.	Dalian Star Owners Inc.	Marshall Islands	Mystic	Malta
37.	Aegean Traders Inc.	Marshall Islands	Sorrento	Malta
38.	Cretan Traders Inc.	Marshall Islands	Flecha	Malta
39.	Kerkyra Traders Inc.	Marshall Islands	Petalidi	Malta

Ship-Owning Subsidiaries with Vessels under Construction
40.	Roscoe Marine Ltd.	Marshall Islands	Hull 1518A
41.	Monteagle Shipping S.A.	Marshall Islands	Hull 1519A
42.	Iktinos Owning Company Limited	Marshall Islands	Hull SS058
43.	Kallikrates Owning Company Limited	Marshall Islands	Hull SS059
44.	Faedon Owning Company Limited	Marshall Islands	Hull 2089

45.	Mensa Enterprises Inc.	Marshall Islands	Hull 002
46.	Mandarin Shipholding Company	Marshall Islands	Hull 003
47.	Drillship Kithira Owners Inc.	Marshall Islands	Drillship Hull 1865
48.	Drillship Skopelos Owners Inc.	Marshall Islands	Drillship Hull 1866

Ship-Owning Subsidiaries with Vessels Sold
49.	Felicia Navigation Company Limited	Malta	Solana
50.	Zatac Shipping Company Limited	Malta	Waikiki
51.	Atlas Owning Company Limited	Marshall Islands	Menorca
52.	Maternal Owning Company Limited	Marshall Islands	Lanzarote
53.	Royerton Shipping Company Limited	Malta	Netadola
54.	Lancat Shipping Company Limited	Malta	Matira
55.	Paternal Owning Company Limited	Marshall Islands	Formentera
56.	Fago Shipping Company Limited	Malta	Lanikai
57.	Hydrogen Shipping Company Limited	Malta	Mostoles
58.	Madras Shipping Company Limited	Malta	Alona
59.	Seaventure Shipping Limited	Marshall Islands	Hille Oldendorff
60.	Classical Owning Company Limited	Marshall Islands	Delray
61.	Oxygen Shipping Company Limited	Malta	Shibumi
62.	Human Owning Company Limited	Marshall Islands	Estepona
63.	Helium Shipping Company Limited	Malta	Striggla
64.	Blueberry Shipping Company Limited	Malta	Panormos
65.	Platan Shipping Company Limited	Malta	Daytona
66.	Silicon Shipping Company Limited	Malta	Flecha
67.	Tolan Shipping Company Limited	Malta	Tonga

Ocean Rig’s Subsidiaries
68.	Ocean Rig ASA	Norway	Leiv Eiriksson	Bahamas
69.	Ocean Rig Norway AS	Norway
70.	Ocean Rig AS	Norway
71.	Ocean Rig AS UK Ltd	United Kingdom
72.	Ocean Rig Ltd	United Kingdom
73.	Ocean Rig Ghana Ltd	Ghana
74.	Ocean Rig USA AS	Norway
75.	Ocean Rig USA LLC	United States
76.	Ocean Rig 1 AS	Norway
77.	Ocean Rig 2 AS	Norway	Eirik Raude	Bahamas
78.	Ocean Rig Canada Inc.	Canada
79.	Ocean Rig North Sea AS	Norway

Other Subsidiaries
80.	Wealth Management Inc.	Marshall Islands
81.	Primelead Limited	Cyprus
82.	Primelead Shareholders Inc.	Marshall Islands
83.	Drillships Investments Inc.	Marshall Islands

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Schedule 3
List of Persons and Entities
Subject to Lock-up Agreements

George Economou

A-3-3

Exhibit A-1

FORM OF OPINION OF MARSHALL ISLANDS COUNSEL

(i)     The Agreement has been duly authorized, executed and delivered by the Company.

(ii)     The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands.

(iii)     The Company has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Prospectus and to enter into and perform its obligations under the Agreement.

(iv)     The Company is duly qualified as a foreign corporation to transact business and is in good standing in [each jurisdiction in which such qualification is required], whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.

(v)      The authorized, issued and outstanding capital stock of the Company is as set forth in the Prospectus under the caption “Capitalization”(except for subsequent issuances, if any, pursuant to the Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Prospectus); the shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company; and no holder of the Securities is or will be subject to personal liability by reason of being such a holder.

(vi)     The Shares have been duly authorized for issuance and sale through the Agent pursuant to the Agreement and, when issued and delivered by the Company pursuant to the Agreement against payment of the consideration set forth in the Agreement, will be validly issued and fully paid and non-assessable and no holder of the Shares is or will be subject to personal liability by reason of being such a holder.

(vii)    The issuance of the Securities is not subject to the preemptive or other similar rights of any securityholder of the Company.

(viii)    To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body, domestic or foreign, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

(ix)    The information in the Prospectus under “Risk Factors,” “Plan of Distribution,” “Description of Capital Stock,” “Enforcement of Civil Liabilities,” “Prospectus Summary,” and “Taxation,” in the Company’s most recent annual report on Form 20-F under “Part I - Environmental and Other Regulation” and under “Part I, Item 10 – Taxation – United States Taxation,” and in the Registration Statement under Item 8, to the extent that it constitutes matters of Marshall Islands law, summaries of Marshall Islands legal matters, the Company’s charter and by-laws or Marshall Islands legal proceedings, or Marshall Islands legal conclusions, has been reviewed by us and is correct in all material respects.

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(x)     The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated in the Agreement and in the Registration Statement and compliance by the Company with its obligations under the Agreement do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or cause an acceleration of any obligation under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company or any subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (except for such conflicts, breaches, defaults or accelerations or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws of the Company or any subsidiary, or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their respective properties, assets or operations.

(xi)      Neither the sale of the Shares, nor the execution, delivery and performance of the Agreement, nor the consummation of any other of the transactions contemplated in the Agreement, nor the fulfillment of the terms thereof, will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance under Marshall Islands law upon any property or assets of the Company pursuant to (i) the articles of incorporation or by-laws of the Company or (ii) any Marshall Islands statute, law, rule, or regulation of general application to which the Company is subject.

(xii)     No licenses, permits, certificates, consents, orders, approvals or other authorizations of, or declarations or filings with, any governmental or regulatory authorities of the Republic of the Marshall Islands are required for the Company to own or lease, as the case may be, or to operate, its properties and carry on its business as conducted as of the date hereof in the manner described in the Disclosure Package and the Prospectus.

(xiii)    The form of certificate used to evidence the Securities complies in all material respects with all applicable statutory requirements of the Republic of the Marshall Islands and with any applicable requirements of the articles of incorporation and by-laws of the Company.

(xiv)    No consent, approval, authorization, order, license, registration or qualification of or with any court or governmental agency or body of the Republic of the Marshall Islands is required for the consummation by the Company of the transactions contemplated by the Agreement.

(xv)    No documentary stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes, are payable by or on behalf of the Agent to the Republic of the Marshall Islands or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Agent of the Shares to the initial purchasers thereof.

(xvi)    Insofar as matters of Marshall Islands law are concerned, the Registration Statement and the filing of the Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement has been duly executed pursuant to such authorization by and on behalf of the Company.

(xvii)      The agreement of the Company to the choice of law set forth in Section 15 of the Agreement will be recognized by the courts of the Republic of the Marshall Islands, the Company can sue and be sued in its own name under the laws of the Republic of the Marshall Islands, and the irrevocable submission of the Company to the exclusive jurisdiction of New York courts and the waiver by the Company of any objection to the venue of a proceeding in a New York court are legal, valid and binding, service of process effected in the manner set forth in Section 16 of the Agreement will be effective, insofar as the law of the Republic of the Marshall Islands is concerned, to confer valid personal jurisdiction over the Company, and a final non-appealable judgment against the Company entered by a court in any United States or foreign jurisdiction in any suit, action or proceeding would be enforceable against the Company in the courts

A-3-5

of the Republic of the Marshall Islands without a retrial of the merits of the matters provided that: (a) the judgment was for a sum of money and was final in the jurisdiction granting the judgment, (b) the court granting the judgment had jurisdiction under the laws of the place where it sat and the judgment did not offend principles of the Republic of the Marshall Islands as to due process, propriety or public order, and (c) the defendant was actually present in person or by duly appointed representative, and the judgment did not constitute in effect a default judgment.

(xviii)    Neither the Company nor any of its properties or assets will have an immunity from suit, execution, attachment or legal process in any proceedings taken in the Republic of the Marshall Islands in relation to the Agreement.

(xix)    All dividends and other distributions declared and payable on the shares of capital stock of the Company may under the current laws and regulations of the Republic of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Republic of the Marshall Islands and will not be subject to withholding taxes under the laws and regulations of the Republic of the Marshall Islands, and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in the Republic of the Marshall Islands.

A-3-6

Exhibit A-2

FORM OF OPINION OF UNITED STATES COUNSEL

(xx)    The Agreement has been duly authorized, executed and delivered by the Company.

(xxi)    The Registration Statement became effective under the Act upon filing; any required filing of each prospectus relating to the Securities (including the Prospectus) pursuant to Rule 424(b) has been made in the manner and within the time period required by Rule 424(b) (without reference to Rule 424(b)(8)); any required filing of each Issuer Free Writing Prospectus pursuant to Rule 433 has been made in the manner and within the time period required by Rule 433(d); and, to the best of our knowledge, no stop order suspending the effectiveness of the Registration Statement or any part thereof has been issued under the Act and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

(xxii)    The Registration Statement, including, without limitation information deemed to be part of and included in such Registration Statement pursuant to Rule 430B, the Prospectus, excluding the documents incorporated by reference therein, and each amendment or supplement to the Registration Statement and the Prospectus, excluding the documents incorporated by reference therein, as of their respective effective or issue dates (including without limitation each deemed effective date with respect to the Agent pursuant to Rule 430B(f)(2) of the Act), other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion) complied as to form in all material respects with the requirements of the Act and the rules and regulations of the Commission thereunder .

(xxiii)     The documents incorporated by reference in the Prospectus (other than the financial statements and supporting schedules included therein or omitted therefrom, as to which we need express no opinion), when they became effective or were filed with the Commission, as the case may be, complied as to form in all material respects with the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder.

(xxiv)    The form of certificate used to evidence the Common Shares complies in all material respects with all applicable statutory requirements and with any applicable requirements of the charter and by-laws of the Company.

(xxv)    To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which the Company or any subsidiary is a party, or to which the property of the Company or any subsidiary is subject, before or brought by any court or governmental agency or body, domestic or foreign, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Agreement or the performance by the Company of its obligations thereunder.

(xxvi)     The information in the Prospectus under “Risk Factors,” “Plan of Distribution,” “Description of Capital Stock,” “Enforcement of Civil Liabilities,” “Prospectus Summary,” and “Taxation,” in the Company’s most recent annual report on Form 20-F under “Part I - Environmental and Other Regulation” and under “Part I, Item 10 – Taxation – United States Taxation,” and in the Registration Statement under Item 8, to the extent that it constitutes matters of U.S. law, summaries of U.S. legal matters, the Company’s charter and by-laws or U.S. legal proceedings, or legal conclusions with respect to U.S. law, has been reviewed by us and is correct in all material respects.

A-3-7

(xxvii)   All descriptions in the Registration Statement or in documents incorporated by reference into the Registration Statement of contracts and other documents to which the Company or its Subsidiaries are a party are accurate in all material respects; to the best of our knowledge, there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other instruments required to be described or referred to in the Registration Statement or to be filed as exhibits to the Registration Statement or to documents incorporated by reference into the Registration Statement other than those described or referred to therein or filed or incorporated by reference as exhibits thereto.

(xxviii)   No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any U.S. federal or New York State court or governmental authority or agency (other than under the Act and the rules and regulations of the Commission thereunder and the Exchange Act and the rules and regulations of the Commission thereunder, which have been obtained, or as may be required under the securities or blue sky laws of the various states, as to which we need express no opinion), is necessary or required in connection with the due authorization, execution and delivery of the Agreement or for the offering, issuance, sale or delivery of the Securities.

(xxix)     To the best of our knowledge, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act.

(xxx)    The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated in the Agreement and in the Disclosure Package and the Registration Statement (including the issuance and sale of the Shares and the use of the proceeds from the sale of the Shares as described in the Prospectus under the caption “Use Of Proceeds”), and compliance by the Company with its obligations under the Agreement do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or cause an acceleration of any obligation under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiary pursuant to any material contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which the Company or any Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any Subsidiary is subject, nor will such action result in any violation of the provisions of the charter or bylaws of the Company or any Subsidiary, or any applicable U.S. federal or New York State law, statute, rule, regulation, judgment, order, writ or decree, known to us, of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any Subsidiary or any of their respective properties, assets or operations.

(xxxi)     The Company is not required, and upon the issuance and sale of the Shares as herein contemplated and the application of the net proceeds therefrom as described in the Prospectus will not be required, to register as an “investment company” under the 1940 Act.

(xxxii)    The Shares have been approved for listing on the Nasdaq Global Select Market.

(xxxiii)   Under the laws of the State of New York relating to submission to jurisdiction, the Company has validly submitted to the jurisdiction of the New York courts in any suit, action or proceeding arising out of or based on the Agreement and the choice of New York law as the governing law of the Agreement will be recognized by the New York courts.

(xxxiv)   The Company is a “foreign private issuer” as defined in Rule 405 of the Act.

Nothing has come to our attention that would lead us to believe that the Registration Statement at the time it originally became effective (the “Original Registration Statement”) or any amendment thereto (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we need make no statement), at the time such Original Registration Statement or any such amendment became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein

A-3-8

or necessary to make the statements therein not misleading; that the Registration Statement, including the information deemed to be part of and included in such Registration Statement pursuant to Rule 430B (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we make no statement), at each deemed effective date with respect to the Agent pursuant to Rule 430B(f)(2) of the Act, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or that the Prospectus or any amendment or supplement thereto (except for financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we need make no statement), at the time the Prospectus was issued, at the time any such amended or supplemented prospectus was issued or on each date specified in Section 3(k) of the Agreement, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  In addition, nothing has come to our attention that would lead us to believe that the Disclosure Package, other than the financial statements and schedules and other financial data included or incorporated by reference therein or omitted therefrom, as to which we need make no statement, [as of each Applicable Time (if any) prior to the date of this opinion,] contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of circumstances under which they were made, not misleading.  With respect to statements contained in such Disclosure Package, any statement contained in any of the constituent documents shall be deemed to be modified or superseded to the extent that any information contained in subsequent constituent documents modifies or replaces such statement.

In rendering such opinion, such counsel may rely (A) as to matters involving the application of the laws of [●], upon the opinion of [●], special counsel to the Company (which opinion shall be dated and furnished to the Agent on each date specified in Section 3(k) of the Agreement, shall be satisfactory in form and substance to counsel for the Agent and shall expressly state that the Agent may rely on such opinion as if it were addressed to them), provided that Seward & Kissel LLP shall state in their opinion that they believe that they and the Agent are justified in relying upon such opinion, and (B), as to matters of fact (but not as to legal conclusions), to the extent they deem proper, on certificates of responsible officers of the Company and public officials.  Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

A-3-9

Exhibit A-3

FORM OF OPINION OF MALTESE, NORWEGIAN, UK, GUYANESE, CANADIAN, CYPRIOT, UNITED
STATES AND MARSHALL ISLANDS COUNSEL1

(xxxv)   Each of [list each subsidiary incorporated in the relevant jurisdiction] (each a [“Maltese/Norwegian/U.K./Guyanese/Canadian/Cypriot/United States/Marshall Islands] Cypriot Subsidiary” and collectively the [“Maltese/Norwegian/U.K./Guyanese/Canadian/Cypriot/United States/Marshall Islands] Subsidiaries”), has been duly incorporated and is validly existing as a corporation in good standing under the laws of [●], has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Disclosure Package[, as of each Applicable Time (if any) prior to the date of this opinion,] and the Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Disclosure Package and the Prospectus, all of the issued and outstanding capital stock of each [●] Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and, to the best of our knowledge, is owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any [●] Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such [●] Subsidiary.

(xxxvi)   To the best of our knowledge, there is not pending or threatened any action, suit, proceeding, inquiry or investigation, to which any [●] Subsidiary is a party, or to which the property of any [●] Subsidiary is subject, before or brought by any court or governmental agency or body, domestic or foreign, which would reasonably be expected to result in a Material Adverse Effect, or which would reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Agreement.

(xxxvii)   The execution, delivery and performance of the Agreement and the consummation of the transactions contemplated in the Agreement and in the Registration Statement will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or default or cause an acceleration of any obligation under or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of any [●] Subsidiary pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument, known to us, to which any [●] Subsidiary is a party or by which any of them may be bound, or to which any of the property or assets of any [●] Subsidiary is subject (except for such conflicts, breaches, defaults or accelerations or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or bylaws of any [●] Subsidiary, or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to [us] [me], of any government, government instrumentality or court, domestic or foreign, having jurisdiction over any [●] Subsidiary or any of their respective properties, assets or operations.

(xxxviii)    Each ship management agreement to which a [●] Subsidiary is a party has been duly authorized, executed and delivered by the appropriate [●] Subsidiary.

1 For clarity, this form of opinion is to be delivered by counsel from each jurisdiction of subsidiary incorporation.  To the extent that there are additional opinions for United States and Marshall Islands counsel in this form, they are to be added to the opinion letters issued by such counsels.

A-3-10

(xxxix)   None of the [●] Subsidiaries nor any of its or their respective properties or assets will have an immunity from suit, execution, attachment or legal process in any proceedings taken in [jurisdiction] in relation to the Agreement.

(xl)      No withholding tax (or any similar tax imposed by any political subdivision or taxing authority of the relevant jurisdiction) is required to be deducted in connection with the sale and delivery of the Shares to or for the account of the Agent or the sale and delivery by the Agent of the Shares to the initial purchasers thereof.  In addition, no documentary stamp or other issuance or transfer taxes or duties and no capital gains, income or other taxes, are payable by or on behalf of the Agent to the relevant jurisdiction or to any political subdivision or taxing authority thereof or therein in connection with the sale and delivery of the Shares to or for the respective accounts of the Agent or the sale and delivery by the Agent of the Shares to the initial purchasers thereof.

(xli)    All dividends and other distributions declared and payable on the shares of capital stock of any [●] Subsidiary may under the current laws and regulations of [jurisdiction] be paid in United States dollars and may be freely transferred out of [jurisdiction] and will not be subject to withholding taxes under the laws and regulations of [jurisdiction], and are otherwise free and clear of any other tax, withholding or deduction and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities in [jurisdiction].

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Exhibit A-4

FORM OF OPINION OF MARSHALL ISLANDS, MALTESE, [OTHER JURISDICTIONS] COUNSEL2

(xlii)    Each of [list vessels / rigs flagged in the relevant jurisdiction] is duly, validly and permanently registered in the names of [list vessel-owning / rig-owning subsidiaries], respectively (the “Owners”) under the laws of [jurisdiction] with the Registrar of [jurisdiction] Ships, under the [jurisdiction] flag.

(xliii)      The Owners are subsidiaries of the Company.

(xliv)     The Owners have good and marketable title to the vessels / rigs free and clear of any registered liens, charges or encumbrances.

[2] To be added to opinions for vessel or rig owning subsidiaries.

14

Exhibit B

Form of Lock-Up Agreement

January     , 2008

MERRILL LYNCH & CO.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York  10080

Re:           Proposed ATM Equity Offering by DryShips Inc.

Dear Sirs:

The undersigned, a stockholder, officer and director of DryShips Inc., a Marshall Islands corporation (the “Company”), understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated ( “Merrill Lynch”) propose to enter into a ATM Equity Offering Sales Agreement (the “Sales Agreement”) with the Company providing for the public offering of shares (the “Securities”) of the Company’s common stock, par value $0.01 per share (the “Common Stock”), pursuant to a Registration Statement on Form F-3 (File No. 333-146540), as amended by Amendment No. 1 to such Registration Statement filed with the Securities and Exchange Commission on October 17, 2008 (collectively, the “Registration Statement”).  In recognition of the benefit that such an offering will confer upon the undersigned as a stockholder, officer and director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Merrill Lynch that, during a period of 60 days from the date of the Sales Agreement, the undersigned will not, without the prior written consent of Merrill Lynch, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Lock-Up Securities without the prior written consent of Merrill Lynch, provided that (1) Merrill Lynch receive a signed lock-up agreement for the balance of the lockup period from each donee, trustee or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(1)  as a bona fide gift or gifts; or

(2)  to any trust or other entity for the direct or indirect benefit of, or wholly-owned by, the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin).

Notwithstanding the foregoing, if:

(1)       during the last 17 days of the 60 -day lock-up period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or

(2)       prior to the expiration of the 60 -day lock-up period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the 60 -day lock-up period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch waives, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the 60 -day lock-up period pursuant to the previous paragraph will be delivered by Merrill Lynch to the Company (in accordance with Section 11 of the Sales Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the initial 60 -day lock-up period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received confirmation from the Company that the 60 -day lock-up period (as may have been extended pursuant to the previous paragraph) has expired.

The undersigned hereby waives, until the expiration of this agreement, any rights of the undersigned to sell any Lock-Up Securities or any other security issued by the Company pursuant to the Registration Statement and acknowledges and agrees that until the expiration of this agreement, the undersigned will not request the Company to register under the Securities Act of 1933 such Lock-Up Securities or other securities beneficially owned by the undersigned.

The undersigned understands and agrees that the agreements of the undersigned are irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

Signature: _____________________________

Print Name: ____________________________

15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.
(Registrant)

Dated: January 28, 2009	By: /s/George Economou
George Economou
Chief Executive Officer

SK 23113 0002 959693